UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                            Acme Communications, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    004631107
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 21, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 2 of 15 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value, L.P.
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                340,500 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  340,500 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    340,500 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.1% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 3 of 15 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value Offshore Fund, Ltd.
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                239,300 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  239,300 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    239,300 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.5% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 4 of 15 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value, L.P. I
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                449,800 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  449,800 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    449,800 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.8% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 5 of 15 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Channel Partnership II, L.P.
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 22-3215653
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                5,000 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  5,000 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,000 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 6 of 15 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Wynnefield Capital, Inc. Profit Sharing Plan
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3873998
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    N/A
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                40,000 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  40,000 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    40,000 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.2% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    EP

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 7 of 15 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Wynnefield Capital Management LLC
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                790,300 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  790,300 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    790,300 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.9% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO (Limited Liability Company)

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 8 of 15 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Wynnefield Capital, Inc.
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: NA
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CAYMAN ISLANDS
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                239,300 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  239,300 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    239,300 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.5% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO

--------------------------------------------------------------------------------
CUSIP No. 004631107                    13D/A                  Page 9 of 15 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  Nelson Obus
    S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                5,000 shares (See Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 -0- shares (See Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  5,000 shares (See Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   -0- (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,000 shares (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN

     This Amendment No. 1 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 17, 2004 (the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. ("Partnership"), Wynnefield Partners Small Cap Value, L.P. I ("Partnership I"), Wynnefield Small Cap Offshore Fund, Ltd. ("Fund"), Channel Partnership II, L.P. ("Channel"), Nelson Obus ("Mr. Obus"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI" and, collectively with Partnership, Partnership I, Fund, Channel, Obus and WCM the "Original Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share, of Acme Communications, Inc., a Delaware corporation with its principal executive offices located at 2101 E. Fourth Street, Suite 202A, Santa Ana, California 92705 (the "Issuer"). In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of Wynnefield Capital, Inc. Profit Sharing Plan ("Profit Sharing Plan" and, collectively with the Original Reporting Persons, the "Wynnefield Group"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

     The response to Item 2 is hereby amended and supplemented by adding the following:

     This Amendment is filed jointly by the Wynnefield Group pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Wynnefield Group have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 1 (which is incorporated in this response to Item 2 by reference). Information with respect to each member of the Wynnefield Group is given solely by such member, and no member of the Wynnefield Group assumes responsibility for the accuracy or completeness of the information furnished by another member.

     The Profit Sharing Plan is an employee profit sharing plan of WCI and it shares a business address with the other entities in the Wynnefield Group. Mr. Obus and Mr. Landes share the power to vote and dispose of the Profit Sharing Plan's investments in securities.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 is hereby amended and supplemented by adding the following:

     As of the date of this Amendment, the Wynnefield Group beneficially owned in the aggregate 1,074,600 shares of Common Stock, constituting approximately 6.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,772,415 shares outstanding (including 725,652 which are held in treasury)) on November 8, 2004, as set forth in the Issuer's most recent report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 9, 2004).

     Since November 17, 2004, the date of the filing of the Schedule 13D with the Commission, each of the Wynnefield Group entities set forth below purchased shares of Common Stock, separately from each other, for the consideration shown in the following table:

Name                       Number of Shares Purchased  Consideration Paid
----                       --------------------------  ------------------

Partnership*                          41,900               $252,014

Partnership-I*                        50,100               $301,667

Fund**                                30,800               $185,382

Profit Sharing Plan                   40,000               $240,000

* WCM has an indirect beneficial ownership interest in these shares of Common Stock.

** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants, except the Profit Sharing Plan, which is an employee profit sharing plan of WCI.

Item 4.  Purposes of Transaction.

The response to Item 4 is hereby amended and restated in its entirety as follows:

         The members of the Wynnefield Group acquired the shares of Common Stock reported in Item 5 below for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. They intend to monitor the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and evaluate the responses of its management to the needs of the holders of the Common Stock. The Wynnefield Group has met with and recommended to the Issuer's management that the Issuer's management move forward with no delay to implement their recently announced share buyback program.

     The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

         Depending on factors deemed relevant by the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to
Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Amendment.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     The response to Item 5 is hereby amended and restated in its entirety as follows:

     (a) - (c) As of December 29, 2004, the Wynnefield Group beneficially owned in the aggregate, 1,074,600 shares of Common Stock, constituting approximately
6.7 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,772,415 shares outstanding (including 725,652 which are held in treasury)) on November 8, 2004, as set forth in the Issuer's most recent report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 9, 2004). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                        APPROXIMATE
                                  NUMBER OF             PERCENTAGE OF
    NAME                          SHARES                OUTSTANDING SHARES
    ----                          ---------             ------------------
    Partnership *                 340,500               2.1 %
    Partnership-I *               449,800               1.5 %
    Fund **                       239,300               2.8 %
    Channel***                    5,000                 0 %
    Profit Sharing Plan           40,000                0.3 %

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

     *** Mr. Obus has an indirect beneficial ownership interest in these shares of Common Stock.

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of
                                 Page 12 of 15

WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

     The Profit Sharing Plan is an employee profit sharing plan of WCI. Mr. Obus and Mr. Landes share the power to vote and dispose of the Profit Sharing Plan's investments in securities.

     Mr. Obus is the general partner of Channel and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Channel beneficially owns. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of Common Stock that Channel beneficially owns.

     Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,074,600 shares of Common Stock, constituting approximately 6.7 % of the outstanding shares (including 725,652 which are held in treasury) of Common Stock (the percentage of shares owned being based upon 16,772,415 shares outstanding on November 8, 2004 as set forth in the Issuer's most recent report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Commission on November 9, 2004).

     The filing of this Amendment and the inclusion of information herein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described herein, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

     The Wynnefield Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name                  Date                  Number of Shares   Price Per Share
----                  ----                  ----------------   ---------------

Partnership           December 1, 2004      35,700             $5.99

Partnership           December 2, 2004      1,200              $5.83

Partnership           December 21, 2004     4,300              $5.91

Partnership           December 22, 2004     700                $5.90

Partnership - I       December 1, 2004      45,400             $5.99

Partnership - I       December 21, 2004     4,700              $5.91


Fund                  December 1, 2004      27,000             $5.99

Fund                  December 21, 2004     3,800              $5.91


Profit Sharing Plan   December 1, 2004      40,000             $6.00


     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 6 is hereby amended and restated in its entirety as follows:

     Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of December 29, 2004 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file the Amendment and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to
Item 6 in its entirety.

     Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 1 Joint Filing Agreement, dated as of December 29, 2004, among the Partnership, Partnership-I, Fund, WCM, WCI, Channel, Profit Sharing Plan and Mr. Obus.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  December 29, 2004    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                             By:    Wynnefield Capital Management, LLC,
                                    General Partner

                             By:    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Co-Managing Member

                             WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                             By:    Wynnefield Capital Management, LLC,
                                    --------------------------------------------
                                    General Partner

                             By:    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Co-Managing Member

                             WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                             By:    Wynnefield Capital, Inc.


                             By:    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, President

                             WYNNEFIELD CAPITAL MANAGEMENT, LLC


                             By:    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Co-Managing Member

                             WYNNEFIELD CAPITAL, INC.


                             By:    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, President

                             WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

                             By:    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Authorized Signatory

                             CHANNEL PARTNERSHIP II, L.P.

                             By:    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, General Partner


                                    /s/ Nelson Obus
                                    --------------------------------------------
                                    Nelson Obus, Individually

                                                                       Exhibit 1

                            AGREEMENT OF JOINT FILING


     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Amendment to Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, par value $0.01 per share, of Acme Communications, Inc., a Delaware corporation.

Dated: as of December 29, 2004    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By:  Wynnefield Capital Management, LLC,
                                       General Partner

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By:  Wynnefield Capital Management, LLC,
                                       General Partner

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                  By:  Wynnefield Capital, Inc.

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, President

                                  WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Co-Managing Member

                                  WYNNEFIELD CAPITAL, INC.

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, President

                                  WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Authorized Signatory

                                  CHANNEL PARTNERSHIP II, L.P.

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, General Partner

                                  /s/ Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Individually